Exhibit 99.6

Red White & Bloom and Avicanna enter into exclusive partnership for the distribution and commercialization of Pura H&W CBD-based Topical Products in the United States

Partnership allows for both companies to stake a claim in the expanding $532 billion beauty industry with the most advanced and only clinically backed CBD skin care line;

Product line synergistically combines natural ingredients with CBD in advanced and proprietary formulations that have completed 3 cosmetic human clinical studies all achieving positive endpoint results, making H&W products the only cannabinoid consumer product line with human safety and efficacy data.

Toronto, Ontario – August 11, 2020 – Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF)

(“RWB” or “Red White & Bloom”) and Avicanna Inc. ("Avicanna") (TSX: AVCN) (OTCQX: AVCNF) (FSE:

0NN) are pleased to announce that they have entered into a distribution agreement for the exclusive distribution of Avicanna’s advanced and clinically backed CBD-based cosmetic and topical products Pura H&W™ by RWB in the US and certain other markets.

The $532 billion beauty industry continues growing rapidly and new trends such as the introduction of CBD cosmetics is anticipated to establish a strong market presence in markets that permit retail sales such as the United States. The Pura H&W branded products utilize CBD, the non-psychoactive cannabinoid, which allows for cosmetic designation and retail sales.

The launch of this innovative and premium CBD product line will leverage the growing use of online platforms for shopping; including Pura H&W’s own e-commerce platform, third party e-commerce channels, “big box” retailers and the existing commercial infrastructure of RWB in the United States.

Brad Rogers, chairman and chief executive officer of RWB, stated: "This Agreement with Avicanna reflects our desire to seek out and provide the highest quality products available in the market. These formulations stand head and shoulders above anything else in the category and from our research it’s the most compelling, evidence-based product that retailers will feel confident listing and consumers can feel confident and comfortable using for their skin care needs.”

Under the agreement, which has an initial five-year term, RWB will exclusively distribute the Pura H&W™

brand and certain other white label brands at RWB’s direction. Having been developed by researchers and collaborators from world class medical and academic institutions, the Pura H&W™ line of products has been developed through a scientific and evidence-based approach.  This approach in product development has allowed Avicanna to synergistically combine natural ingredients with CBD in advanced and proprietary  formulations that have completed 3 cosmetic human clinical studies. Product development is always commenced with the consumer in mind and specific needs are addressed through analysis in observational as well as interventional clinical studies. Avicanna’s CBD infused cosmetics and topicals equip RWB with the opportunity to set the standards with advanced research and development for CBD cosmetics and GMP manufacturing.

The 3 cosmetic clinical studies were completed on Avicanna's formulations targeted at cosmetic factors associated with aging, acne-prone skin, and eczema-prone skin. The successfully completed studies involved 156 patients that were tested for both safety and certain derma-cosmetic endpoints, including hydration and excess oil production. The results of all three studies achieved positive results in the endpoints with no adverse effects, making these products part of one of the only cannabinoid consumer product lines with human safety and efficacy data.

Aras Azadian, CEO of Avicanna, commented: “After years of R&D and clinical development of what we believe is the most advanced line of CBD skin care products, we are thrilled to have partnered up with the team at RWB, who provide an ideal partner for Avicanna and the Pura H&W line of products. We believe their access and expertise in the US market through commercial and retail channels will allow the Pura H&W branded products to reach their potential as the leading skin care brand.”

Terms of the agreement

RWB will pay Avicanna an upfront licensing fee in the amount of two hundred fifty thousand Canadian dollars (CAD$250,000) in cash, along with minimum purchase requirements for the rights to be the exclusive distributor of Avicanna’s Pura H&W branded cosmetics products in the US. Under the agreement, RWB also has the right to purchase Avicanna’s cosmetics products for distribution into the US and certain other territories under brands of RWB’s choosing. The initial product offerings under the agreement will include body and face lotions, cosmetic creams, gels and serums, as well as soaps and bath bombs.

To the knowledge of the Company, it carries out its operations in compliance with all applicable laws in the jurisdictions in which it operates.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

About Avicanna Inc.

Avicanna is an Ontario, Canada based corporation focused on the development, manufacturing, and commercialization of plant-derived cannabinoid-based products through its two main business segments, cultivation and research and development.

Avicanna's two majority-owned subsidiaries, Sativa Nativa S.A.S. and Santa Marta Golden Hemp S.A.S., both located in Santa Marta, Colombia are the base for Avicanna's cultivation activities. These two companies are licensed to cultivate and process cannabis for the production of cannabis extracts and purified cannabinoids including cannabidiol (CBD) and tetrahydrocannabinol (THC).

Avicanna's research and development business is primarily conducted out of Canada at its headquarters in the Johnson & Johnson Innovation Centre, JLABS @ Toronto. Avicanna's scientific team develops products, and Avicanna has also engaged the services of researchers at the Leslie Dan Faculty of Pharmacy at the University of Toronto for the purpose of optimizing and improving upon its products.

Avicanna's research and development and cultivation activities are focused on the development of its key products, including  plant-derived cannabinoid pharmaceuticals, phyto-therapeutics, derma-cosmetics, and Extracts (defined as plant-derived  cannabinoid extracts and purified cannabinoids, including distillates and isolates), with a goal of eventually having these products manufactured and distributed through various markets.

For more information about Avicanna, visit www.avicanna.com, call 1-647-243-5283, or contact Setu

Purohit, President by email at info@avicanna.com.

Cautionary Note Regarding Forward-Looking Information and Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information contained in this press release may be identified by the use of words such as, "may", "would", "could", "will", "likely", "expect", "anticipate", "believe, "intend", "plan", "forecast", "project", "estimate", "outlook" and other similar expressions, and includes statements with respect to the ability of Avicanna or RWB to perform under the agreement, the manufacturing of the products, the shipping and delivery of the products to customers in the United States and worldwide, and the appropriate education and marketing efforts. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions,  the current and future regulatory environment;  and the availability of licenses, approvals and permits.

Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue  reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to current and future market conditions, including the market price of the common shares of the Company, the delay or failure to receive regulatory approvals, and the risk factors set out in the Company's annual information form dated August 7, 2020, filed with the Canadian securities regulators and available under the Company's profile on SEDAR at www.sedar.com.

The statements in this press release are made as of the date of this release. The Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.